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Exhibit 99.1

First Quarter Report
 2016

GRANITE REIT

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2016 FIRST QUARTER RESULTS

May 4, 2016, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period ended March 31, 2016.

HIGHLIGHTS

Highlights for the three month period ended March 31, 2016, including events subsequent to the quarter, are set out below:

  •
  Funds from operations ("FFO")(1) increased 6.6% to $41.4 million ($0.88 per stapled unit) in comparison to the first quarter of 2015 primarily due to an increase in rental revenues of 6.3% from the appreciation of the U.S. dollar and euro relative to the Canadian dollar;

  •
  Sold two non-core properties in the United States and Austria representing approximately 0.2 million square feet for gross proceeds of approximately $9.0 million;

  •
  As a result of executing the two previously announced leases for two development properties in the United States, representing 1.1 million square feet of leaseable area, the vacancy rate remains at 1.1%;

  •
  Increased the monthly distribution by 5.7% to $0.203 per stapled unit, to reflect a targeted annualized distribution of approximately $2.44 per stapled unit;

  •
  The balance sheet leverage ratio(2) was 23%, available liquidity comprising cash and an available credit line was approximately $375 million and the FFO payout ratio(3) was 67%; and

  •
  Announced the implementation of a Normal Course Issuer Bid.

Granite's results for the three month periods ended March 31, 2016 and 2015 are summarized below (all figures are in Canadian dollars):

	Three Months Ended March 31,
(in thousands, except per unit figures)	2016	2015
Revenues	$56,377	$53,036

Net income	$43,399	$54,815

Funds from operations ("FFO")(1)	$41,354	$38,795

Basic and Diluted FFO per stapled unit(1)	$0.88	$0.82

Fair value of investment properties(4)	$2,534,847	$2,362,726

Readers are cautioned that certain terms used in this press release such as FFO and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined

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  in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
Leverage ratio is calculated as total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

(3)
The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

(4)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

Three month period ended March 31, 2016

For the three month period ended March 31, 2016, rental revenue increased by $3.4 million to $56.4 million from $53.0 million in the first quarter of 2015. The increase in rental revenue was primarily due to the effect of favourable foreign exchange rates.

Granite's net income in the first quarter of 2016 was $43.4 million compared to $54.8 million for the first quarter of 2015. Net income decreased primarily due to the after tax impact of the decrease in the net fair value gains on investment properties, partially offset by the increase in rental revenue due to the appreciation of the U.S. dollar and euro relative to the Canadian dollar.

FFO for the first quarter of 2016 was $41.4 million compared to $38.8 million in the prior year period. The $2.6 million increase was primarily due to the increase in rental revenue, partially offset by the unfavourable impact of foreign exchange rates on certain expense items, in particular interest expense as all of Granite's debt is effectively denominated in foreign currencies.

A more detailed discussion of Granite's combined financial results for the three month periods ended March 31, 2016 and 2015 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three Months Ended March 31,
(in thousands, except per unit information)	2016	2015
Net income attributable to stapled unitholders	$42,425	$54,362
Add (deduct):
Fair value gains on investment properties, net	(8,714)	(25,243)
Fair value gains on financial instruments	(849)	(611)
Loss on sale of investment properties	339	185
Current income tax expense (recovery) associated with the sale of investment properties	(981)	350
Deferred income tax expense	8,179	9,353
Non-controlling interests relating to the above	955	399

FFO	$41,354	$38,795

Basic and Diluted FFO per stapled unit	$0.88	$0.82

Basic number of stapled units outstanding	47,025	47,017

Diluted number of stapled units outstanding	47,032	47,085

CONFERENCE CALL

Granite will hold a conference call on Thursday, May 5, 2016 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-403-7802. Overseas callers should use +1-416-981-9073. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21809439) and will be available until Monday, May 16, 2016.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 95 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics as at March 31, 2016 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-

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looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2015 dated March 2, 2016, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2015, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period ended March 31, 2016

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period ended March 31, 2016. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three month period ended March 31, 2016 and the audited combined financial statements for the year ended December 31, 2015. This MD&A is prepared as at May 4, 2016. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2015, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 95 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Board and Officer Appointments

On April 20, 2016, Brydon Cruise was appointed as a trustee of Granite REIT and a director of Granite GP effective immediately. Mr. Cruise is a senior financial executive with over 25 years of experience in the global real estate industry concentrating on acquisitions, mergers and corporate finance in both North America and Europe. He is currently Chairman and Managing Partner of Brookfield Financial Securities LP and has been a senior member of that group since 2003. Brookfield Financial is a global investment bank focused on real estate, renewable power, infrastructure and financial services.

On March 31, 2016, Michael P. Forsayeth was appointed Granite's Chief Executive Officer. Prior to March 31, 2016, Mr. Forsayeth was Chief Financial Officer and Interim Chief Executive Officer.

Normal Course Issuer Bid

On April 20, 2016, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time over the next 12 months, if considered advisable, up to an aggregate of 3,647,837 of Granite's issued and outstanding stapled units. The NCIB will commence on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Granite will not initiate any purchases under the NCIB until on or after May 9, 2016, when its regular quarterly blackout period will have

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ended. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 stapled units, subject to certain exceptions.

Foreign Currencies

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At March 31, 2016, approximately 72% of Granite's rental revenues were denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 80% of Granite's debt was denominated in euros and the remaining 20% denominated in U.S. dollars as at March 31, 2016. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three month periods ended March 31, 2016 and 2015, as well as the exchange rates as at March 31, 2016 and December 31, 2015, between the two most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended March 31,
	2016	2015	Change
1 U.S. dollar equals Cdn. dollars	1.375	1.241	11%
1 euro equals Cdn. dollars	1.516	1.397	9%

	Exchange Rates as at
	March 31, 2016	December 31, 2015	Change
1 U.S. dollar equals Cdn. dollars	1.297	1.384	(6)%
1 euro equals Cdn. dollars	1.478	1.503	(2)%

The results of operations and financial position of all U.S. and most European operations were translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

STRATEGIC OUTLOOK

Granite's strategy is to continue to build a high quality, diversified industrial real estate business by growing and diversifying its asset base through acquisitions, development and dispositions and by optimizing its relationship with Magna as well as its balance sheet leverage.

In addition to leading management to determine that pursuing this strategy was the best course of action for Granite, much was learned and confirmed through the strategic review process, in particular, as it relates to Granite's special purpose properties. These assets were designed and built with unique features specific to Magna's manufacturing and production process requirements and are believed to be costly to replicate. As a result, management believes that there are no relevant real estate market comparables for these assets and their lease renewal terms reflect this. The relatively high cash flow yields on these properties are reflective of their unique characteristics. Through the strategic review process, management confirmed its view that these

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facilities are currently "mission critical" to Magna, as evidenced by recent contract awards and Magna's continued significant capital investments in these assets.

Granite has five special purpose properties with leases expiring within the next two years, which have been the subject of some very preliminary lease renewal discussions with Magna. These leases represent approximately $35 million of annualized lease payments (see "PERFORMANCE MEASUREMENT") and solidifying this cash flow is management's first priority as it is a key factor in determining Granite's appropriate balance sheet leverage going forward.

In the past, as evidenced by the sale of Granite's Mexican portfolio, and as recently as during the strategic review, Magna has expressed an interest in acquiring certain special purpose assets. Although there can be no assurance that Magna and Granite will come to mutually agreeable sale terms, if they should do so at some point in the future or over time, such transactions would enable Granite to accelerate its long term strategic diversification objective of reducing its tenant concentration with Magna.

As it relates to Granite's acquisition strategy, management will continue with its disciplined approach. Though in recent markets it has been difficult to find appropriate opportunities that are both funds from operations (see "PERFORMANCE MEASUREMENT") and net asset value accretive, management remains committed to finding them in order to further its diversification objective. In a rising interest rate environment, management will also be looking for opportunities that might be caused by any market disruption but, in the meantime, will continue to emphasize development following Granite's recent success in leasing two speculative development properties in the United States.

Given the strong current real estate market, in addition to being open to a sale of the special purpose properties, Granite will continue its disposition strategy of certain non-core assets.

As Granite looks to optimize its balance sheet leverage, it took the step of implementing a NCIB. With the cash generated through operations and dispositions and the scarcity of near-term attractive acquisitions, management believes that buying back its stapled units through a NCIB at appropriate prices is a prudent use of capital. Granite believes it has ample liquidity and that this initiative will not impact the objectives underlying its long term strategy. Management intends to buy back its stapled units through an automatic purchase arrangement to enable buying during any blackout periods.

Management believes that this strategy, fully endorsed by the Board and Granite's financial advisors, allows Granite the flexibility to position itself to succeed under a broad array of alternative situations depending on the outcome of future events.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

•
Funds from operations ("FFO");

•
Comparable FFO;

•
FFO payout ratio;

•
Annualized lease payments ("ALP"); and

•
Leverage ratio.

Readers are cautioned that certain terms used in this MD&A such as FFO, comparable FFO, FFO payout ratio, ALP, leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs

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and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the three month period ended March 31, 2016.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2016 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to FFO to arrive at a comparable FFO amount. In periods when comparable FFO is presented, any adjustment made to FFO will be explicitly described and quantified. For the three month periods ended March 31, 2016 and 2015, there were no such adjustments and therefore comparable FFO has not been presented.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite considers annualized lease payments to be a useful indicator of rental revenue excluding tenant recoveries and straight-line revenue adjustments anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of such revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue excluding tenant recoveries and straight-line revenue adjustments and therefore not comparable to any measure in the combined financial statements.

Leverage ratio

The leverage ratio is calculated as total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

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INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The income-producing properties can be categorized as (i) modern logistics/distribution warehouse facilities, which were recently acquired or newly developed/redeveloped within the last three years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users, or (iii) special purpose facilities designed and built with unique features and tenanted by Magna. The fair values of the investment properties were as follows:

As at	March 31, 2016	December 31, 2015
Modern logistics/distribution warehouse facilities	$573.4	$580.4
Multi-purpose facilities	709.9	733.3
Special purpose facilities	1,231.5	1,262.9

Income-Producing Properties	2,514.8	2,576.6
Properties and Land Under Development	13.1	8.6
Land Held For Development	6.9	7.2

	$2,534.8	$2,592.4

The change in investment properties by category is shown in the following table:

	January 1, 2016	Fair value gains (losses)	Capital expenditures and acquisitions	Dispositions	Foreign exchange	Other changes	March 31, 2016
Modern logistics/distribution warehouse facilities	$580.4	12.9	4.9	—	(25.6)	0.8	$573.4
Multi-purpose facilities	733.3	(2.8)	0.1	(9.0)	(12.4)	0.7	709.9
Special purpose facilities	1,262.9	(1.4)	—	—	(29.0)	(1.0)	1,231.5

Income-Producing Properties	2,576.6	8.7	5.0	(9.0)	(67.0)	0.5	2,514.8
Properties and Land Under Development	8.6	—	4.5	—	—	—	13.1
Land Held For Development	7.2	—	—	—	(0.3)	—	6.9

	$2,592.4	8.7	9.5	(9.0)	(67.3)	0.5	$2,534.8

During the three months ended March 31, 2016, investment properties decreased by $57.6 million primarily as a result of the net impact of the following:

  i.
  net fair value gains of $8.7 million primarily attributable to a) changes in leasing assumptions relating to new lease and renewal activities, in particular for the property recently developed and leased in Pennsylvania, United States, as well as changes in rent assumptions, partially offset by b) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place;

  ii.
  capital expenditures totalling $9.5 million of which $4.5 million was invested in the development property in Wroclaw, Poland;

  iii.
  a decrease of $9.0 million related to the disposition of income-producing properties located in the United States and Austria; one property was leased to Magna and one property was vacant; and

  iv.
  $67.3 million of foreign exchange losses, which included $46.9 million and $19.5 million of foreign exchange losses related to the weakening of the U.S. dollar and euro, respectively, against the Cdn. dollar.

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Income-Producing Properties

At March 31, 2016, Granite had 96 income-producing properties which represented 30.4 million square feet of rentable space. The portfolio included some office buildings that comprised less than 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at March 31, 2016 and December 31, 2015 was as follows:

	March 31, 2016		December 31, 2015
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$668.0	27%	$671.4	26%
Austria	717.4	29	735.9	29
United States	704.3	28	734.8	28
Germany	266.0	10	272.2	11
Netherlands	123.4	5	125.1	5
Other	35.7	1	37.2	1

	$2,514.8	100%	$2,576.6	100%

As at March 31, 2016, the number of properties and the fair value of the income-producing portfolio by country and category was as follows:

	Modern logistics/distribution warehouse facilities		Multi-purpose facilities
					Special purpose facilities
							Total
	Fair Value		Fair Value
		# prop		# prop	Fair Value	# prop	Fair Value	# prop
Canada	$7.5	1	$373.2	35	$287.3	4	$668.0	40
Austria	—	—	91.5	7	625.9	4	717.4	11
United States	336.2	8	114.8	15	253.3	3	704.3	26
Germany	106.3	5	94.7	7	65.0	1	266.0	13
Netherlands	123.4	3	—	—	—	—	123.4	3
Other	—	—	35.7	3	—	—	35.7	3

	$573.4	17	$709.9	67	$1,231.5	12	$2,514.8	96

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. There has been no change in the valuation methodology used during the period. The key valuation metrics for Granite's investment properties are summarized in note 3 to the unaudited condensed combined financial statements for the three months ended March 31, 2016.

At March 31, 2016, Granite had seven active improvement projects in Canada, the United States and Austria. The total estimated cost of these projects is approximately $1.8 million of which $0.5 million had been spent at March 31, 2016. The remaining project costs will be funded during the remainder of the year using cash from operations.

Properties and Land Under Development

In the fourth quarter of 2015, Granite commenced the construction on the first of three logistics-warehouse facilities situated on development land purchased in Wroclaw, Poland in May 2015. As at March 31, 2016,

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construction costs of $10.7 million had been incurred for this 0.3 million square foot facility which was substantially completed in April 2016. Contractual commitments related to this project were $1.3 million at March 31, 2016 and are expected to be funded using cash from operations.

Land Held for Development

In May 2015, the Trust acquired a 28 acre parcel of development land located in Wroclaw, Poland for a purchase price of $6.0 million. The phased development of three facilities for approximately 0.6 million square feet of logistics-warehouse space has commenced with the construction of one 0.3 million square foot facility as noted above. The construction of the remaining two facilities is expected to commence once Granite's pre-leasing objectives are achieved. In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development; this development land provides for up to 0.6 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Our Largest Tenant

At March 31, 2016, Magna was the tenant at 65 (December 2015 — 66) of Granite's income-producing properties and comprised 79% (December 2015 — 79%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

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Annualized Lease Payments

Granite's annualized lease payments as at March 31, 2016, including the changes from December 31, 2015, were as follows:

Three Months Ended March 31, 2016
Annualized lease payments, beginning of period	$228.6
Contractual rent adjustments	1.3
Dispositions	(0.4)
New leases and re-leasing	2.3
Effect of changes in foreign currency exchange rates	(5.7)

Annualized lease payments, as at March 31, 2016	$226.1

During the first quarter of 2016, annualized lease payments decreased by $2.5 million from $228.6 million at December 31, 2015 to $226.1 million at March 31, 2016. This decrease reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $1.3 million which included $0.9 million related to Consumer Price Index ("CPI") based increases on properties representing 7.7 million square feet of leaseable area in North America and $0.4 million related to fixed contractual adjustments;

  ii.
  the sale of a property in the United States with an aggregate square footage of 0.1 million decreased annualized lease payments by $0.4 million;

  iii.
  the leasing of the two recently developed properties in the United States and the property under development in Poland increased annualized lease payments by $2.9 million while the expiry of a lease for a property in Canada decreased annualized lease payments by $0.6 million; and

  iv.
  changes in foreign currency exchange rates decreased annualized lease payments by $5.7 million. The weakening of the euro and U.S. dollar against the Cdn. dollar decreased annualized lease payments by $1.8 million and $3.9 million, respectively.

The annualized lease payments by currency at March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016		December 31, 2015
Euro	$101.9	45%	$103.2	45%
Cdn. dollar	64.3	28	64.1	28
U.S. dollar	59.1	26	60.4	26
Other	0.8	1	0.9	1

	$226.1	100%	$228.6	100%

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Leasing Activity

2016 Lease Expiries

Granite had nine leases with expiry dates in 2016. The following table details the status of these leases as at May 4, 2016:

	Number of leases	Square Footage	ALP
		(in thousands)	(in millions)
Modern logistics/distribution warehouse facilities	3	481	$3.4
Multi-purpose facilities	4	695	3.8

Renewed or extended leases	7	1,176	7.2
Multi-purpose facilities	2	658	1.7

Negotiations pending	2	658	1.7

Total 2016 lease expiries	9	1,834	$8.9

Lease Expiration

As at March 31, 2016, Granite's portfolio had a weighted average lease term by square footage of 4.7 years (December 31, 2015 — 4.7 years) with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2016		2017		2018		2019		2020		2021		2022 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,719	91	—	—	3,835	40.2	1,918	11.0	435	2.6	1,033	6.8	316	3.1	91	0.6
U.S.	8,995	250	312	1.2	643	8.2	989	5.5	1,475	13.7	59	0.5	588	2.3	4,679	27.7
Austria	8,010	—	—	—	—	—	1,500	11.7	380	3.5	—	—	389	2.8	5,741	47.0
Germany	3,814	—	957	3.4	—	—	1,015	7.6	303	1.7	—	—	—	—	1,539	11.2
Netherlands	1,441	—	—	—	314	2.1	—	—	500	3.1	627	4.5	—	—	—	—
Other(1)	434	—	—	—	—	—	90	0.8	90	0.5	—	—	254	2.8	—	—

Total	30,413	341	1,269	4.6	4,792	50.5	5,512	36.6	3,183	25.1	1,719	11.8	1,547	11.0	12,050	86.5

% of portfolio:
* by sq ft	100%	1%	4%		16%		18%		10%		6%		5%		40%

* by ALP	100%			2%		22%		17%		11%		5%		5%		38%

(1)
Other includes ALP for new leases entered into in the first quarter of 2016 related to the development property in Poland that was not substantially completed until April 2016.

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period ended March 31, 2016, the Trust incurred leasing costs and lease incentives of $1.1 million.

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RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Highlights

	Three Months Ended March 31,
(in millions, except per unit information)	2016	2015	Change
Rental revenue and tenant recoveries	$56.4	$53.0	6%
Net income attributable to stapled unitholders	42.4	54.4	(22)%
Funds from Operations(1)	41.4	38.8	7%
Basic and Diluted FFO per stapled unit(1)	$0.88	$0.82	7%
FFO payout ratio	67%	70%	(3)%

(1)
See "Results of Operations for the Three Months Ended March 31, 2016 — Funds from Operations".

(in millions, except number of properties)	March 31, 2016	December 31, 2015	Change
Number of income-producing properties	96	98	(2)%
Leaseable area (sq. ft.)	30.4	30.5	—%
Annualized lease payments	$226.1	$228.6	(1)%
Investment properties, fair value	$2,534.8	$2,592.4	(2)%

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended March 31, 2016 increased $3.4 million to $56.4 million from $53.0 million in the prior year period primarily due to the favourable impact of foreign exchange rates. The change in rental revenue is set out below:

Rental revenue, three months ended March 31, 2015	$53.0
Contractual rent adjustments	0.6
Completed projects on-stream	0.1
Renewals and re-leasing of income-producing properties	(0.3)
Vacancies and disposals of income-producing properties	(0.3)
Effect of changes in foreign currency exchange rates	3.5
Other, including straight-line adjustments to rental revenue	(0.2)

Rental revenue, three months ended March 31, 2016	$56.4

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the $0.6 million increase in revenue from contractual rent adjustments included $0.3 million from CPI based increases and $0.3 million from fixed contract adjustments;

  ii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.1 million to rental revenue;

  iii.
  the renewal or extension of six leases in Canada and the United States at rental rates which were lower than the expiring lease rates decreased revenue by $0.4 million while the leasing of previously vacant space in the United States increased revenue by $0.1 million;

  iv.
  rental revenue was negatively impacted by $0.3 million due to the sale of income-producing properties in North America and Germany; and

  v.
  foreign exchange had a $3.5 million positive impact on reported rental revenues as the strengthening of the U.S. dollar and euro against the Cdn. dollar increased rental revenue by $1.5 million and $2.0 million, respectively.

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Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $2.0 million for the three month period ended March 31, 2016 in comparison to $1.7 million in the prior year period. The $0.3 million increase in property costs related to a number of smaller factors including (i) property costs for the recently developed facility in Pennsylvania, United States that was under construction in the prior year period, (ii) an increase in property taxes due to a reduction in rebates associated with vacant properties received in the prior year period, (iii) an increase in repairs and maintenance expenses and (iv) an increase in property costs recoverable from tenants.

General and Administrative Expenses

General and administrative expenses for the three month periods ended March 31, 2016 and 2015 were $6.9 million and $6.5 million, respectively. The $0.4 million net increase primarily related to $0.3 million of advisory and administrative costs incurred with respect to the review of strategic alternatives and $0.1 million from the weakening of the Cdn. dollar relative to other foreign currencies.

Depreciation and Amortization

Depreciation and amortization expense relates to the amortization of fixed assets pertaining to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $5.1 million in the three month period ended March 31, 2016 compared to $4.5 million in the prior year period. The interest expense increased $0.6 million in the three month period ended March 31, 2016 primarily due to the weakening of the Cdn. dollar as all of Granite's debt is effectively denominated in foreign currencies and increased draws on the construction loans.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange gains of $0.2 million in the three month period ended March 31, 2016 and net foreign exchange losses of $0.3 million in the prior year period. The net foreign exchange gains or losses in these periods primarily related to realized net foreign exchange movements on derivative financial instruments such as foreign exchange forward contracts.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties were $8.7 million in the three months ended March 31, 2016 compared to $25.2 million in the prior year period. In the three month period ended March 31, 2016, the net fair value gains of $8.7 million were primarily attributable to i) changes in leasing assumptions relating to new lease and renewal activities, in particular for the property recently developed and leased in Pennsylvania, United States, as well as changes in rent assumptions, partially offset by ii) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place.

In the three month period ended March 31, 2015, the net fair value gains of $25.2 million were attributable to i) a more pronounced compression in discount and terminal capitalization rates for properties acquired in 2013, in particular those acquired in Europe in the fourth quarter, together with favourable changes to cash flow assumptions and ii) positive changes in leasing assumptions for certain properties in the United States and Austria following recent renewal activity, partially offset by iii) the negative impact of certain leases in Canada that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place.

Fair Value Gains on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.8 million and $0.6 million in the three month periods ended March 31, 2016 and 2015, respectively. Net fair value gains on financial instruments for

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the three month period ended March 31, 2016 included $0.9 million of fair value gains related to foreign exchange contracts outstanding at the end of the period, partially offset by $0.1 million of fair value losses related to interest rate caps associated with the mortgages payable. Net fair value gains on financial instruments for the three months ended March 31, 2015 included $0.8 million of fair value gains related to foreign exchange contracts outstanding at the end of the period, partially offset by $0.2 million of fair value losses related to interest rate caps (see note 12 to the unaudited condensed combined financial statements for the three month period ended March 31, 2016).

Loss on Sale of Investment Properties

The loss on sale of investment properties of $0.3 million for the three month period ended March 31, 2016 was primarily related to the costs associated with the sale of two income-producing properties in the United States and Austria for aggregate gross proceeds of $9.0 million.

In the three months ended March 31, 2015, Granite disposed of two income-producing properties located in North America for aggregate gross proceeds of $4.8 million and incurred a $0.2 million loss on disposal due to the associated selling costs.

Income Tax Expense

Income tax expense for the three months ended March 31, 2016 and 2015 was $8.2 million and $10.8 million, respectively. Current tax expense in the periods comprised of:

	Three Months Ended March 31,
	2016	2015
Foreign operations	$1.0	$0.7
Canadian corporate entities	(0.4)	0.2
Related to the sale of investment properties	(0.9)	0.3
Change in reserve due to settlements of tax audits	(0.1)	(0.2)
Change in other tax reserves, net	0.4	0.4

Current tax expense	$—	$1.4

Also included in income tax expense for the three months ended March 31, 2016 and 2015 was a deferred tax expense of $8.2 million and $9.4 million, respectively. Virtually all of the deferred tax expense is attributable to the foreign jurisdictions that Granite operates in and is comprised of:

	Three Months Ended March 31,
	2016	2015
Fair value gains / losses in respect of investment properties	$2.6	$4.4
Timing differences pertaining to tax depreciation	3.5	4.4
Other items	1.2	0.6
Related to the sale of investment properties	0.9	—

Deferred tax expense	$8.2	$9.4

The Trust's effective tax rate was 15.9% in the three months ended March 31, 2016 as compared to 16.4% in the three months ended March 31, 2015. The decline in the effective tax rate primarily relates to deferred taxes and the jurisdiction of where fair value gains and losses occurred in the first quarter of 2016 compared to the first quarter of 2015.

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The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and tax treaty related legislative changes, including those pertaining to withholding taxes, may affect the amount of distributions made to the Trust by its subsidiary entities, and may impact the taxable income earned by the Trust and the sources of income distributed by the Trust.

Net Income

For the three month period ended March 31, 2016, net income was $43.4 million compared to $54.8 million in the prior year period. The decrease of $11.4 million was primarily due to:

  i.
  a reduction in net fair value gains on investment properties of $16.5 million;

  ii.
  an increase in interest expense of $0.6 million; and

  iii.
  an increase of $0.4 million in general and administrative expenses, partially offset by

  iv.
  an increase in rental revenue and tenant recoveries of $3.4 million; and

  v.
  a decrease in income tax expense of $2.6 million.

Funds From Operations

	Three Months Ended March 31,
(in thousands, except per unit information)	2016	2015	Change
Net income attributable to stapled unitholders	$42,425	$54,362
Add (deduct):
Fair value gains on investment properties, net	(8,714)	(25,243)
Fair value gains on financial instruments	(849)	(611)
Loss on sale of investment properties	339	185
Current income tax expense (recovery) associated with the sale of investment properties	(981)	350
Deferred income tax expense	8,179	9,353
Non-controlling interests relating to the above	955	399

FFO	$41,354	$38,795	7%

Basic and Diluted FFO per stapled unit	$0.88	$0.82	7%

Basic number of stapled units outstanding	47,025	47,017

Diluted number of stapled units outstanding	47,032	47,085

FFO for the three month periods ended March 31, 2016 and 2015 was $41.4 million and $38.8 million, respectively. The $2.6 million increase in FFO was primarily due to:

  i.
  a $3.4 million increase in rental revenue; and

  ii.
  a $0.5 million increase in foreign exchange gains.

  These increases were partially offset by:

  i.
  a $0.6 million increase in interest expense; and

  ii.
  a $0.4 million increase in general and administrative expenses primarily due to the review of strategic alternatives.

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LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $48.9 million in the three month period ended March 31, 2016. At March 31, 2016, the Trust had cash and cash equivalents of $143.4 million and unitholders' equity of $1.8 billion.

Cash Flows

Three Months Ended March 31, 2016

Operating Activities

Components of the Trust's cash flows from operating activities for the three month periods ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31,
	2016	2015
Net income	$43.4	$54.8
Items not involving current cash flows	(0.2)	(14.7)
Current income tax expense	—	1.4
Income taxes recovered (paid)	2.7	(0.7)
Interest expense	4.7	4.2
Interest paid	(4.4)	(3.9)
Changes in working capital balances	2.7	—

Cash provided by operating activities	$48.9	$41.1

For the three month period ended March 31, 2016, cash provided by operating activities generated cash of $48.9 million compared to $41.1 million in the prior year period. The increase of $7.8 million was primarily related to the $3.4 million increase in rental revenue, a decrease in income taxes payable of $2.0 million due to the receipt of a recovery from an income tax audit and a $2.7 million increase in changes in working capital balances.

The change in working capital balances for the three months ended March 31, 2016 resulted in increased cash of $2.7 million, which consisted of a $2.2 million increase in deferred revenue due to the timing of rental receipts, in particular the receipt of April rents at Granite's two largest facilities located in Graz, Austria and a decrease in accounts receivable of $1.4 million primarily related to a sales tax receipt in Canada, partially offset by a decrease of $1.5 million in accounts payable and accrued liabilities mainly related to payments of incentive compensation pay and professional fees.

For the three month period ended March 31, 2015, the change in working capital balances resulted in decreased cash of less than $0.1 million, primarily due to a $3.1 million decrease in accounts payable and accrued liabilities mainly related to the payment of incentive compensation pay and a $0.2 million increase in accounts receivable, partially offset by a $3.3 million increase in deferred revenue due to the timing of rental receipts.

Investing Activities

Investing activities for the three month period ended March 31, 2016 generated cash of $0.7 million. The major components included $8.6 million of net proceeds received on the disposition of two income-producing properties, partially offset by $7.8 million of investment property capital expenditures primarily for the development property in Poland and a property in the United States.

For the three months ended March 31, 2015, investing activities used cash of $13.8 million which included $10.7 million of investment property capital expenditures and $7.7 million of income tax payments related to

18    Granite REIT      2016

the disposition of the Mexican investment property portfolio in June 2014, partially offset by $4.7 million of net proceeds received on the disposal of two income-producing properties.

Financing Activities

For the three month period ended March 31, 2016, financing activities used cash of $22.7 million which largely comprised distribution payments of $27.1 million, partially offset by $4.9 million of U.S. dollar secured long-term debt borrowings for tenant improvements to the two development properties in the United States which were recently leased to non-Magna tenants.

Cash used in financing activities for the three month period ended March 31, 2015 of $29.4 million was primarily related to distribution payments of $27.1 million and the repayment of U.S. dollar denominated bank indebtedness of $11.3 million, partially offset by $9.2 million of U.S. dollar secured long-term debt borrowings related to the construction of the property in Pennsylvania, United States.

Bank and Debenture Financing

Granite's debt consisted of the following:

	March 31, 2016		December 31, 2015
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$447.8	77%	$447.7	76%
Cross currency interest rate swaps	20.8	3	25.3	4
Mortgages, net	45.6	8	49.0	9
Construction loans, net	49.8	9	48.0	8
Bank indebtedness	18.2	3	19.4	3

	$582.2	100%	$589.4	100%

Fair value of investment properties	$2,534.8		$2,592.4

Leverage ratio(1)	23%		23%

(1)
Defined as total debt divided by the total fair value of investment properties.

Unsecured Debentures and Cross Currency Interest Rate Swaps

In July 2014, the Trust issued $250.0 million of Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At March 31, 2016, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.8 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at March 31, 2016, the fair value of the cross currency interest rate swap was a net financial liability of $8.9 million.

In October 2013, the Trust issued $200.0 million of Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At March 31, 2016, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $199.0 million.

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Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at March 31, 2016, the fair value of the cross currency interest rate swap was a net financial liability of $12.0 million.

Mortgages

In connection with acquisitions completed in 2013, the Trust has two mortgages outstanding totalling $45.6 million (U.S. $35.2 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

Construction Loans

In June 2014, Granite entered into a secured loan for U.S. $26.2 million (the "2017 Construction Loan") relating to the construction of a 0.75 million square foot industrial facility in the United States. The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At March 31, 2016, the amount outstanding net of issuance costs was $28.8 million (U.S. $22.2 million).

In July 2013, the Trust entered into a secured loan for U.S. $17.0 million (the "2016 Construction Loan") relating to the construction of a 0.63 million square foot multipurpose facility in the United States. The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At March 31, 2016, the amount outstanding net of issuance costs was $21.0 million (U.S. $16.2 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At March 31, 2016, the Trust had $18.2 million (U.S. $14.0 million) drawn under the Granite Credit Facility and $0.6 million in letters of credit issued against the Granite Credit Facility.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At March 31, 2016, the Trust was in compliance with its debt agreements and related covenants.

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Credit Ratings

On December 10, 2015, Moody's Investors Service, Inc. confirmed its credit rating of the Trust of Baa2 with a stable outlook. On March 20, 2015, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended March 31,
(in thousands)	2016	2015
Net income	$43,399	$54,815

Cash provided by operating activities	48,871	41,120
Distributions paid and payable	(27,610)	(27,082)

Cash flows from operating activities over distributions paid and payable	$21,261	$14,038

Distributions declared to stapled unitholders in the three month periods ended March 31, 2016 and 2015 were $27.6 million or 58.7 cents per stapled unit and $27.1 million or 57.6 cents per stapled unit, respectively. Distributions for the three month periods ended March 31, 2016 and 2015 were funded from cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

During the first quarter of 2016, there were no changes in the internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At March 31, 2016, the Trust had contractual commitments

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related to construction and development projects amounting to approximately $2.6 million and commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.5
Later than 1 year and not later than 5 years	0.5
Later than 5 years	0.1

$1.1

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively, and to making future payments of interest and principal on long-term debt.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 8, 15 and 17 to the unaudited condensed combined financial statements for the three month period ended March 31, 2016.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,073,026 stapled units issued and outstanding.

DISTRIBUTIONS

On March 2, 2016, the Trust increased its monthly distribution to unitholders to 20.3 cents per stapled unit to reflect a targeted annualized distribution of approximately $2.44 per stapled unit. Prior to the increase, Granite REIT's monthly distribution was 19.2 cents per stapled unit, representing, on an annualized basis, $2.30 per stapled unit. Total distributions declared in the three months ended March 31, 2016 were $27.6 million. On April 18, 2016, distributions of $9.6 million or 20.3 cents per stapled unit were declared and will be paid on May 16, 2016.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2015. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2015. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or

22    Granite REIT      2016

represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. There has been no change in the valuation methodology used during the period. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited condensed combined financial statements for the three month period ended March 31, 2016 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

Granite REIT      2016    23

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2015.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the three month period ended March 31, 2016, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments.The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

24    Granite REIT      2016

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2015, and remain substantially unchanged in respect of the three month period ended March 31, 2016.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2015 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit information)	Q1'16	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14
Rental revenue and tenant recoveries	$56,377	$54,939	$54,854	$53,470	$53,036	$51,016	$51,301	$52,160

Net income attributable to stapled unitholders from:(1),(2)
Continuing operations	$42,425	$45,165	$47,710	$46,097	$54,362	$21,454	$3,636	$26,299
Discontinued operations	—	—	—	—	—	—	—	4,369

Net income attributable to stapled unitholders	$42,425	$45,165	$47,710	$46,097	$54,362	$21,454	$3,636	$30,668
Add (deduct):
Fair value losses (gains) on investment properties	(8,714)	(11,041)	(15,287)	(21,511)	(25,243)	17,793	4,704	5,570
Fair value losses (gains) on financial instruments	(849)	262	1,258	851	(611)	38	124	(377)
Acquisition transaction costs	—	—	—	—	—	189	—	—
Loss (gain) on sale of investment properties	339	454	726	48	185	(1,678)	80	—
Current income tax expense (recovery) associated with the sale of investment properties	(981)	—	351	—	350	439	—	—
Deferred income tax expense (recovery)	8,179	4,486	5,746	12,710	9,353	(1,832)	1,580	5,541
Non-controlling interests relating to the above	955	170	(733)	2,109	399	(157)	9	34
FFO adjustments related to discontinued operations	—	—	—	—	—	—	—	(1,566)

FFO	$41,354	$39,496	$39,771	$40,304	$38,795	$36,246	$10,133	$39,870
Adjustments to calculate comparable FFO(3)	—	—	—	—	—	—	28,580	—

Comparable FFO(3)	$41,354	$39,496	$39,771	$40,304	$38,795	$36,246	$38,713	$39,870

Basic FFO per stapled unit	$0.88	$0.84	$0.85	$0.86	$0.82	$0.77	$0.22	$0.85

Diluted FFO per stapled unit	$0.88	$0.84	$0.84	$0.86	$0.82	$0.77	$0.22	$0.85

Basic comparable FFO per stapled unit(3)	$0.88	$0.84	$0.85	$0.86	$0.82	$0.77	$0.82	$0.85

Diluted comparable FFO per stapled unit(3)	$0.88	$0.84	$0.84	$0.86	$0.82	$0.77	$0.82	$0.85

Cash distributions declared per stapled unit	$0.587	$0.576	$0.576	$0.576	$0.576	$0.558	$0.549	$0.549

Payout ratio(3)	67%	69%	68%	67%	70%	72%	67%	65%

Basic stapled units outstanding	47,025	47,017	47,017	47,017	47,017	47,014	47,014	47,014

Diluted stapled units outstanding	47,032	47,025	47,100	47,087	47,085	47,091	47,083	47,070

(1)
The results for 2016 include $8.7 million ($6.1 million net of income taxes) in the first quarter of net fair value gains on investment properties.

(2)
The results for 2015 included $25.2 million, $21.5 million, $15.3 million and $11.0 million ($20.8 million, $12.4 million, $9.8 million and $6.9 million net of income taxes) in the first, second, third and fourth quarters of net fair value gains on investment properties.

The results for 2014 included $5.6 million, $4.7 million and $17.8 million ($5.0 million, $2.9 million and $16.3 million net of income taxes) in the second, third and fourth quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter related to the early redemption of unsecured debentures which were due on December 22, 2016 (the "2016 Debentures").

(3)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption costs of the 2016 Debentures.

Granite REIT      2016    25

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the ability of Granite to find satisfactory acquisition opportunities, Granite's ability to dispose of any special purpose assets or non-core assets on satisfactory terms, Granite's ability to purchase stapled units under its NCIB, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2015 dated March 2, 2016, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2015 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

26    Granite REIT      2016

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three months ended March 31, 2016 and 2015

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	March 31, 2016	December 31, 2015
ASSETS
Non-current assets:
Investment properties	3	$2,534,847	$2,592,386
Deferred tax assets		7,102	7,776
Fixed assets, net		1,037	1,197
Other assets	4	1,503	1,629

		2,544,489	2,602,988
Current assets:
Accounts receivable		2,464	3,849
Income taxes receivable		799	3,172
Prepaid expenses and other		1,891	1,337
Restricted cash		611	1,336
Cash and cash equivalents		143,399	119,155

Total assets		$2,693,653	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	5	$447,810	$447,657
Cross currency interest rate swaps	5	20,838	25,252
Secured long-term debt	6	73,421	76,117
Deferred tax liabilities		208,220	207,966
Other non-current liabilities	7	12,625	12,884

		762,914	769,876
Current liabilities:
Deferred revenue		9,050	7,061
Bank indebtedness	8	18,159	19,376
Current portion of secured long-term debt	6	22,058	20,874
Accounts payable and accrued liabilities	9	36,901	39,015
Distributions payable	10	9,556	9,027
Income taxes payable		7,988	7,821

Total liabilities		866,626	873,050

Equity:
Stapled unitholders' equity		1,817,028	1,849,031
Non-controlling interests		9,999	9,756

Total equity		1,827,027	1,858,787

Total liabilities and equity		$2,693,653	$2,731,837

Commitments and contingencies (note 17)

See accompanying notes

28    Granite REIT      2016

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended March 31,
	Note		2016	2015
Rental revenue and tenant recoveries			$56,377	$53,036
Property operating costs	12	(a)	2,043	1,738
General and administrative expenses	12	(b)	6,924	6,451
Depreciation and amortization			179	179
Interest expense and other financing costs, net	12	(c)	5,052	4,487
Foreign exchange losses (gains), net			(185)	260
Fair value gains on investment properties, net	3		(8,714)	(25,243)
Fair value gains on financial instruments	12	(d)	(849)	(611)
Loss on sale of investment properties	3		339	185

Income before income taxes			51,588	65,590
Income tax expense	13		8,189	10,775

Net income			$43,399	$54,815

Net income attributable to:
Stapled unitholders			$42,425	$54,362
Non-controlling interests			974	453

			$43,399	$54,815

See accompanying notes

Granite REIT      2016    29

Condensed Combined Statements of Comprehensive Income (Loss)
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2016	2015
Net income		$43,399	$54,815
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		(55,355)	14,330
Unrealized gains on cross currency interest rate swaps, includes income taxes of nil(1)	5(b)	4,663	21,597
Net foreign exchange gain (loss) on net investment hedge, includes income taxes of nil(1)		1,217	(5,753)

Total other comprehensive income (loss)		(49,475)	30,174

Comprehensive income (loss)		$(6,076)	$84,989

(1)
Items that may be reclassified subsequently to net income

Comprehensive income (loss) attributable to:
Stapled unitholders	$(6,490)	$84,100
Non-controlling interests	414	889

Comprehensive income (loss)	$(6,076)	$84,989

See accompanying notes

30    Granite REIT      2016

Condensed Combined Statements of Equity
(Canadian dollars in thousands)
(Unaudited)

Three Months Ended March 31, 2016	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2016	47,017	$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787
Net income	—	—	—	42,425	—	42,425	974	43,399
Other comprehensive loss	—	—	—	—	(48,915)	(48,915)	(560)	(49,475)
Distributions	—	—	—	(27,610)	—	(27,610)	(171)	(27,781)
Units issued on settlement of deferred stapled units	56	2,097	—	—	—	2,097	—	2,097

Equity at March 31, 2016	47,073	$2,126,295	$61,425	$(542,277)	$171,585	$1,817,028	$9,999	$1,827,027

Three Months Ended March 31, 2015	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2015	47,017		$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243
Net income	—		—	—	54,362	—	54,362	453	54,815
Other comprehensive income	—		—	—	—	29,738	29,738	436	30,174
Distributions	—		—	—	(27,082)	—	(27,082)	(39)	(27,121)
Units issued on settlement of deferred stapled units	—	(1)	1	—	—	—	1	—	1

Equity at March 31, 2015	47,017		$2,124,203	$61,425	$(614,819)	$116,195	$1,687,004	$7,108	$1,694,112

(1)
37 stapled units were issued

See accompanying notes

Granite REIT      2016    31

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended March 31,
	Note		2016	2015
OPERATING ACTIVITIES
Net income			$43,399	$54,815
Items not involving current cash flows	14	(a)	(185)	(14,696)
Current income tax expense	13	(a)	10	1,422
Income taxes recovered (paid)			2,640	(658)
Interest expense			4,727	4,196
Interest paid			(4,407)	(3,933)
Changes in working capital balances	14	(b)	2,687	(26)

Cash provided by operating activities			48,871	41,120

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		8,636	4,668
Capital expenditures			(7,808)	(10,729)
Fixed asset additions			(21)	(47)
Decrease (increase) in other assets			(115)	41
Cash used in investing activities from discontinued operations	14	(d)	—	(7,725)

Cash provided by (used in) investing activities			692	(13,792)

FINANCING ACTIVITIES
Distributions paid			(27,082)	(27,082)
Proceeds from secured long-term debt			4,916	9,214
Repayment of secured long-term debt			(296)	(152)
Repayments of bank indebtedness			—	(11,325)
Financing costs paid			(25)	(30)
Distributions to non-controlling interests			(171)	(39)

Cash used in financing activities			(22,658)	(29,414)

Effect of exchange rate changes on cash and cash equivalents			(2,661)	(684)

Net increase (decrease) in cash and cash equivalents during the period			24,244	(2,770)
Cash and cash equivalents, beginning of period			119,155	116,233

Cash and cash equivalents, end of period			$143,399	$113,463

See accompanying notes

32    Granite REIT      2016

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2016 and December 31, 2015 and for the three month periods ended March 31, 2016 and 2015 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on May 4, 2016.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three month period ended March 31, 2016 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2015.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

Granite REIT      2016    33

(c)   Accounting Policies

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2015.

(d)   Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments.The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

3.     INVESTMENT PROPERTIES

As at	March 31, 2016	December 31, 2015
Income-Producing Properties	$2,514,856	$2,576,562
Properties and Land Under Development	13,125	8,651
Land Held For Development	6,866	7,173

	$2,534,847	$2,592,386

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Changes in investment properties are shown in the following table:

	Three Months Ended March 31, 2016			Year Ended December 31, 2015
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of period	$2,576,562	$8,651	$7,173	$2,275,220	$31,349	$3,809
Additions
— Capital expenditures	4,995	4,487	—	10,079	14,040	—
— Acquisitions	—	—	—	—	—	5,990
— Land under development	—	—	—	—	2,474	(2,474)
— Completed projects	—	—	—	41,382	(41,382)	—
Fair value gains (losses), net	8,714	—	—	74,256	—	(1,174)
Foreign currency translation, net	(66,959)	(13)	(307)	191,960	2,170	1,022
Disposals	(8,975)	—	—	(16,330)	—	—
Other changes	519	—	—	(5)	—	—

Balance, end of period	$2,514,856	$13,125	$6,866	$2,576,562	$8,651	$7,173

During the three months ended March 31, 2016, the Trust disposed of two income-producing properties located in the United States and Austria for aggregate gross proceeds of $9.0 million and incurred a $0.3 million loss on disposal due to the associated selling costs. The fair value gain during the three month period ended March 31, 2016, excluding the properties sold in the period, was $8.7 million.

On May 26, 2015, the Trust acquired 28 acres of development land in Poland for a purchase price of $6.0 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. There has been no change in the valuation methodology during the period.

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Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for investment properties are set out below:

	March 31, 2016			December 31, 2015
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.25%	6.97%	7.76%	8.25%	6.97%	7.76%
Terminal cap rate	8.50%	5.75%	7.27%	8.50%	5.75%	7.27%
United States
Discount rate	14.00%	6.50%	8.30%	14.00%	6.75%	8.43%
Terminal cap rate	13.00%	6.00%	7.90%	13.00%	6.00%	8.07%
Germany
Discount rate	9.00%	7.00%	7.99%	9.50%	7.00%	8.04%
Terminal cap rate	9.50%	6.00%	8.13%	9.50%	6.00%	8.12%
Austria
Discount rate	9.00%	8.25%	8.47%	10.00%	8.25%	8.48%
Terminal cap rate	9.50%	8.75%	8.96%	9.50%	8.75%	8.97%
Netherlands
Discount rate	7.50%	7.00%	7.20%	7.50%	7.10%	7.24%
Terminal cap rate	7.30%	7.25%	7.28%	7.30%	7.25%	7.28%
Other
Discount rate	10.00%	8.50%	9.66%	10.00%	8.25%	9.64%
Terminal cap rate	10.50%	7.50%	9.83%	10.50%	7.75%	9.88%

Included in investment properties is $11.3 million (December 31, 2015 — $11.6 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$219,321
Later than 1 year and not later than 5 years	583,706
Later than 5 years	244,041

$1,047,068

4.     OTHER ASSETS

Other assets consist of:

As at	March 31, 2016	December 31, 2015
Deferred financing costs	$329	$352
Long-term receivables	543	589
Interest rate caps (note 6)	22	90
Deposits	609	598

	$1,503	$1,629

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5.     UNSECURED DEBENTURES, NET

(a)   Unsecured debentures, net, consist of:

		March 31, 2016		December 31, 2015
As at
		Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
	Maturity Date
4.613% Debentures	October 2, 2018	$198,998	$200,000	$198,901	$200,000
3.788% Debentures	July 5, 2021	248,812	250,000	248,756	250,000

		$447,810	$450,000	$447,657	$450,000

(b)   Cross currency interest rate swaps consist of:

As at	March 31, 2016	December 31, 2015
Financial liability
2018 Cross Currency Interest Rate Swap — fair value	$11,985	$15,359
2021 Cross Currency Interest Rate Swap — fair value	8,853	9,893

	$20,838	$25,252

On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the debentures that mature in 2018 for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three month period ended March 31, 2016, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the unrealized gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income (loss). The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

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6.     SECURED LONG-TERM DEBT

Secured long-term debt consists of:

				March 31, 2016		December 31, 2015
As at
				U.S. $ Outstanding(1)	Cdn $ Outstanding(1)	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)
	Maturity Date	Interest Rate
Mortgage payable	June 10, 2017	LIBOR + 2.50%	(2)	$23,198	$30,090	$23,327	$32,285
Mortgage payable	May 10, 2018	LIBOR + 2.50%	(2)	11,986	15,547	12,059	16,690
Construction Loan	July 25, 2016	LIBOR + 2.25%		16,195	21,006	14,272	19,752
Construction Loan	June 20, 2017	LIBOR + 2.25%		22,231	28,836	20,422	28,264

				$73,610	$95,479	$70,080	$96,991
Less: due within one year				17,005	22,058	15,082	20,874

				$56,605	$73,421	$54,998	$76,117

(1)
The amounts outstanding are net of transaction costs.
(2)
Interest rate caps were purchased for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4%.

The mortgages and construction loans are recourse only to specific properties. Properties securing the mortgages have a fair value of $96.4 million at March 31, 2016 and are pledged as collateral. The construction loans are secured by first mortgage liens on the properties having an aggregate fair value of $118.7 million at March 31, 2016.

7.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at	March 31, 2016	December 31, 2015
Contingent consideration	$5,000	$5,286
Tenant allowance payable	7,625	7,598

	$12,625	$12,884

Contingent consideration was recognized in connection with acquisitions completed in 2013. This amount is dependent upon a number of assumptions which are subject to change over the period to the date of payment.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The future payable of euro 6.0 million has been discounted and is being accreted to its face value through a charge to interest expense.

8.     BANK INDEBTEDNESS

Effective December 11, 2014, Granite REIT Holdings Limited Partnership ("Granite LP") entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2018 with the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. At March 31, 2016, Granite LP had $18.2 million (U.S. $14.0 million) drawn under the Credit Facility and $0.6 million in letters of credit issued against the Credit Facility.

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9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2016	December 31, 2015
Accounts payable	$5,570	$4,601
Accrued salaries, incentives and severance	5,288	6,555
Accrued interest payable	7,071	7,128
Accrued construction payable	6,765	5,158
Accrued professional fees	1,698	2,487
Accrued employee unit-based compensation	546	2,451
Accrued trustee/director unit-based compensation	5,291	5,204
Other accrued liabilities	4,672	5,431

	$36,901	$39,015

10.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended March 31, 2016 were $27.6 million (2015 — $27.1 million) or 58.7 cents per stapled unit (2015 — 57.6 cents per stapled unit). Distributions payable at March 31, 2016 of $9.6 million, representing the March 2016 distribution, were paid on April 15, 2016. On April 18, 2016, distributions of $9.6 million or 20.3 cents per stapled unit were declared and will be paid on May 16, 2016.

11.  STAPLED UNITHOLDERS' EQUITY

(a)   Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. A reconciliation of the changes in the options outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	50	$32.21	50	$32.21
Exercised	—	—	—	—

Options outstanding and exercisable, March 31	50	$32.21	50	$32.21

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels

Granite REIT      2016    39

  elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	135	$35.51	110	$34.45
Granted	6	37.34	6	43.55

DSUs outstanding, March 31	141	$35.59	116	$34.89

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	72	$41.03	97	$38.19
New grants	25	36.99	30	42.65
Forfeited(1)	—	37.33	—	—
Settled(2)	(57)	38.24	—	39.01

Stapled units outstanding, March 31	40	$40.07	127	$39.34

(1)
198 stapled units were forfeited during the three month period ended March 31, 2016.
(2)
57 thousand stapled units (2015 — 37 stapled units) were settled and included fractional units settled in cash during the three month period ended March 31, 2016.

  During the three month period ended March 31, 2016, the Trust recognized a unit-based compensation expense of $0.3 million (2015 — $0.8 million expense) which included a $0.1 million expense (2015 — $0.4 million expense) pertaining to the DSP plans, a $0.2 million expense (2015 — $0.4 million expense) pertaining to the Stapled Unit Plan and a recovery of less than $0.1 million (2015 — net expense of less than $0.1 million) related to the re-measurement of the Option Plan liability in the period.

(b)   Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at March 31,	2016	2015
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$194,034	$99,888
Gains (losses) on derivatives designated as net investment hedges	(22,449)	16,307

	$171,585	$116,195

(1)
Includes foreign currency translation gains from non-derivative financial instruments designated as net investment hedges.

40    Granite REIT      2016

12.  COSTS AND EXPENSES (INCOME)

(a)   Property operating costs consist of:

	Three Months Ended March 31,
	2016	2015
Non-recoverable from tenants:
Property taxes and utilities	$433	$264
Legal	130	195
Consulting	70	168
Environmental and appraisals	145	117
Repairs and maintenance	150	70
Other	364	279

	1,292	1,093

Recoverable from tenants:
Property taxes and utilities	409	329
Repairs and maintenance	84	56
Other	258	260

	751	645

Property operating costs	$2,043	$1,738

(b)   General and administrative expenses consist of:

	Three Months Ended March 31,
	2016	2015
Salaries and benefits	$3,485	$3,395
Audit, legal and consulting	1,233	993
Trustee/director fees and related expenses	347	196
Unit-based compensation for employees and trustees/directors	284	843
Other	1,575	1,024

	$6,924	$6,451

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(c)   Interest expense and other financing costs, net consist of:

	Three Months Ended March 31,
	2016	2015
Interest and amortized issuance costs relating to debentures	$3,818	$3,530
Interest on mortgages payable and construction loans	823	489
Amortization of deferred financing costs	48	52
Other interest and accretion charges	525	546

	5,214	4,617
Capitalized interest	(66)	(47)
Interest income	(96)	(83)

	$5,052	$4,487

(d)   Fair value gains on financial instruments consist of:

	Three Months Ended March 31,
	2016	2015
Foreign exchange forward contracts, net	$(912)	$(783)
Interest rate caps	63	172

	$(849)	$(611)

13.  INCOME TAXES

(a)   The major components of the income tax expense are:

	Three Months Ended March 31,
	2016	2015
Current income tax expense	$10	$1,422
Deferred income tax expense	8,179	9,353

Income tax expense	$8,189	$10,775

  Included in current income tax expense for the three month period ended March 31, 2016 is a $1.0 million recovery associated with the disposition of a property in Austria. For the three month period ended March 31, 2015, current tax expense includes $0.3 million arising from the disposition of a property in the United States.

42    Granite REIT      2016

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended March 31,
	2016	2015
Income before income taxes	$51,588	$65,590

Expected income taxes at the Canadian statutory tax rate of 26.5% (2015 — 26.5%)	$13,671	$17,381
Income distributed and taxable to unitholders	(8,987)	(6,204)
Net foreign rate differentials	1,584	(979)
Net change in provisions for uncertain tax positions	309	189
Net permanent differences	1,644	(1,408)
Withholding taxes and other	(32)	1,796

Income tax expense	$8,189	$10,775

14.  DETAILS OF CASH FLOWS

(a)   Items not involving current cash flows are shown in the following table:

	Three Months Ended March 31,
	2016	2015
Straight-line rent adjustment	$1,457	$1,314
Unit-based compensation expense	284	843
Fair value gains on investment properties	(8,714)	(25,243)
Depreciation and amortization	179	179
Fair value gains on financial instruments	(849)	(611)
Loss on sale of investment properties	339	185
Amortization of issuance costs relating to debentures	231	193
Amortization of deferred financing costs	48	52
Deferred income taxes	8,179	9,353
Other	(1,339)	(961)

	$(185)	$(14,696)

(b)   Changes in working capital balances are shown in the following table:

	Three Months Ended March 31,
	2016	2015
Accounts receivable	$1,363	$(200)
Prepaid expenses and other	(86)	—
Accounts payable and accrued liabilities	(1,496)	(3,083)
Deferred revenue	2,226	3,257
Restricted cash	680	—

	$2,687	$(26)

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(c)
Non-cash financing activities

  During the three month period ended March 31, 2016, 56 thousand stapled units (2015 — less than one thousand stapled units) with a value of $2.1 million (2015 — less than $0.1 million) were issued under the Stapled Unit Plan.

(d)
Discontinued operations

  During the three month period ended March 31, 2015, Granite paid $7.7 million of current income tax installments associated with the taxable gain arising on the sale of the portfolio of Mexican properties in June 2014. As the Mexican properties represented a significant geographical area of operations, the Trust had retroactively presented the Mexican portfolio as discontinued operations in prior financial statements.

15.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at March 31, 2016:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$22	(1)	$543	(2)	$543	$565	$565
Accounts receivable	—		2,464		2,464	2,464	2,464
Prepaid expenses and other	529	(3)	—		—	529	529
Restricted cash	—		611		611	611	611
Cash and cash equivalents	—		143,399		143,399	143,399	143,399

	$551		$147,017		$147,017	$147,568	$147,568

Financial liabilities
Unsecured debentures, net	$—		$447,810		$468,430	$447,810	$468,430
Cross currency interest rate swaps	20,838		—		—	20,838	20,838
Secured long-term debt	—		95,479		95,479	95,479	95,479
Other non-current liabilities	—		12,625		12,625	12,625	12,625
Bank indebtedness	—		18,159		18,159	18,159	18,159
Accounts payable and accrued liabilities	525	(4)	36,376		36,376	36,901	36,901
Distributions payable	—		9,556		9,556	9,556	9,556

	$21,363		$620,005		$640,625	$641,368	$661,988

(1)
Interest rate caps included in other assets.
(2)
Long-term receivables included in other assets.
(3)
Foreign exchange forward contracts included in prepaid expenses.
(4)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

44    Granite REIT      2016

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2015:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$90	(5)	$589	(6)	$589	$679	$679
Accounts receivable	—		3,849		3,849	3,849	3,849
Prepaid expenses and other	24	(7)	—		—	24	24
Restricted cash	—		1,336		1,336	1,336	1,336
Cash and cash equivalents	—		119,155		119,155	119,155	119,155

	$114		$124,929		$124,929	$125,043	$125,043

Financial liabilities
Unsecured debentures, net	$—		$447,657		$467,255	$447,657	$467,255
Cross currency interest rate swaps	25,252		—		—	25,252	25,252
Secured long-term debt	—		96,991		96,991	96,991	96,991
Other non-current liabilities	—		12,884		12,884	12,884	12,884
Bank indebtedness	—		19,376		19,376	19,376	19,376
Accounts payable and accrued liabilities	932	(8)	38,083		38,083	39,015	39,015
Distributions payable	—		9,027		9,027	9,027	9,027

	$26,184		$624,018		$643,616	$650,202	$669,800

(5)
Interest rate caps included in other assets.
(6)
Long-term receivables included in other assets.
(7)
Foreign exchange forward contracts included in prepaid expenses.
(8)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the cross currency interest rate swaps is determined using market inputs quoted by their counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loans payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At March 31, 2016, the Trust held eleven foreign exchange forward contracts (December 31, 2015 — nine contracts outstanding). The foreign exchange contracts in place are to purchase $32.5 million and sell euro 22.0 million. For the three month period ended March 31, 2016, the Trust recorded net fair value gains of $0.9 million (2015 — $0.8 million) on these outstanding foreign exchange forward contracts.

  As disclosed in note 6, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is not employing hedge accounting for these instruments. The fair value of the interest rate caps at March 31, 2016 was less than $0.1 million (December 31, 2015 — $0.1 million). For the three month

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  period ended March 31, 2016, the Trust recorded fair value losses of $0.1 million (2015 — $0.2 million) on these interest rate caps.

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2016	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,534,847
Interest rate caps included in other assets	—	22	—
Foreign exchange forward contracts included in prepaid expenses and other	—	529	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	468,430	—	—
Cross currency interest rate swaps	—	20,838	—
Other non-current liabilities	—	—	12,625
Secured long-term debt	—	95,479	—
Bank indebtedness	—	18,159	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	525	—

Net assets (liabilities) measured at fair value	$(468,430)	$(134,450)	$2,522,222

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As at December 31, 2015	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,592,386
Interest rate caps included in other assets	—	90	—
Foreign exchange forward contracts included in prepaid expenses and other	—	24	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	467,255	—	—
Cross currency interest rate swaps	—	25,252	—
Other non-current liabilities	—	—	12,884
Secured long-term debt	—	96,991	—
Bank indebtedness	—	19,376	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	932	—

Net assets (liabilities) measured at fair value	$(467,255)	$(142,437)	$2,579,502

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three month period ended March 31, 2016 and the year ended December 31, 2015, there were no transfers between the levels.

(c)
Risk Management

  Foreign exchange risk

  As at March 31, 2016, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At March 31, 2016, the Trust's foreign currency denominated net assets are $1.2 billion, primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $2.2 million and $9.1 million, respectively, to comprehensive income (loss).

Granite REIT      2016    47

16.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at March 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,534,847			$2,534,847
Investment in Granite LP	—	5	(5)	—
Other non-current assets	9,642			9,642

	2,544,489	5	(5)	2,544,489
Current assets:
Other current assets	5,739	26		5,765
Intercompany receivable(1)	—	6,382	(6,382)	—
Cash and cash equivalents	143,351	48		143,399

Total assets	$2,693,579	6,461	(6,387)	$2,693,653

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,810			$447,810
Other non-current liabilities	315,104			315,104

	762,914			762,914
Current liabilities:
Bank indebtedness	18,159			18,159
Intercompany payable(1)	6,382		(6,382)	—
Other current liabilities	79,097	6,456		85,553

Total liabilities	866,552	6,456	(6,382)	866,626

Equity:
Stapled unitholders' equity	1,817,023	5		1,817,028
Non-controlling interests	10,004		(5)	9,999

Total liabilities and equity	$2,693,579	6,461	(6,387)	$2,693,653

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

48    Granite REIT      2016

Balance Sheet	As at December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,592,386			$2,592,386
Investment in Granite LP	—	5	(5)	—
Other non-current assets	10,602			10,602

	2,602,988	5	(5)	2,602,988
Current assets:
Other current assets	9,645	49		9,694
Intercompany receivable(1)	—	8,910	(8,910)	—
Cash and cash equivalents	119,000	155		119,155

Total assets	$2,731,633	9,119	(8,915)	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,657			$447,657
Other non-current liabilities	322,219			322,219

	769,876			769,876
Current liabilities:
Bank indebtedness	19,376			19,376
Intercompany payable(1)	8,910		(8,910)	—
Other current liabilities	74,684	9,114		83,798

Total liabilities	872,846	9,114	(8,910)	873,050

Equity:
Stapled unitholders' equity	1,849,026	5		1,849,031
Non-controlling interests	9,761		(5)	9,756

Total liabilities and equity	$2,731,633	9,119	(8,915)	$2,731,837

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT      2016    49

Income Statement	Three Months Ended March 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$56,377			$56,377
General and administrative expenses	6,924			6,924
Interest expense and other financing costs, net	5,052			5,052
Other costs and expenses, net	2,037			2,037
Share of (income) loss of Granite LP	—	—	—	—
Fair value gains on investment properties, net	(8,714)			(8,714)
Fair value gains on financial instruments	(849)			(849)
Loss on sale of investment properties	339			339

Income before income taxes	51,588	—	—	51,588
Income tax expense	8,189			8,189

Net income	43,399	—	—	43,399

Less net income attributable to non-controlling interests	974		—	974

Net income attributable to stapled unitholders	$42,425	—	—	$42,425

Income Statement	Three Months Ended March 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$53,036			$53,036
General and administrative expenses	6,451			6,451
Interest expense and other financing costs, net	4,487			4,487
Other costs and expenses, net	2,177			2,177
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(25,243)			(25,243)
Fair value gains on financial instruments	(611)			(611)
Loss on sale of investment properties	185			185

Income before income taxes	65,590	1	(1)	65,590
Income tax expense	10,775			10,775

Net income	54,815	1	(1)	54,815

Less net income attributable to non-controlling interests	454		(1)	453

Net income attributable to stapled unitholders	$54,361	1	—	$54,362

50    Granite REIT      2016

Statement of Cash Flows	Three Months Ended March 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$43,399	—	—	$43,399
Items not involving current cash flows	(185)	—	—	(185)
Changes in working capital balances	2,794	(107)	—	2,687
Other operating activities	2,970			2,970

Cash provided by (used in) operating activities	48,978	(107)	—	48,871

INVESTING ACTIVITIES
Investment property capital additions	(7,808)			(7,808)
Other investing activities	8,500			8,500

Cash provided by investing activities	692	—	—	692

FINANCING ACTIVITIES
Distributions paid	(27,082)			(27,082)
Other financing activities	4,424			4,424

Cash used in financing activities	(22,658)	—	—	(22,658)

Effect of exchange rate changes	(2,661)			(2,661)

Net increase (decrease) in cash and cash equivalents during the period	$24,351	(107)	—	$24,244

Statement of Cash Flows	Three Months Ended March 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$54,815	1	(1)	$54,815
Items not involving current cash flows	(14,696)	(1)	1	(14,696)
Changes in working capital balances	12	(38)	—	(26)
Other operating activities	1,027			1,027

Cash provided by (used in) operating activities	41,158	(38)	—	41,120

INVESTING ACTIVITIES
Investment property capital additions	(10,729)			(10,729)
Other investing activities	4,662			4,662
Cash used in investing activities from discontinued operations	(7,725)			(7,725)

Cash used in investing activities	(13,792)	—	—	(13,792)

FINANCING ACTIVITIES
Distributions paid	(27,082)			(27,082)
Other financing activities	(2,332)			(2,332)

Cash used in financing activities	(29,414)	—	—	(29,414)

Effect of exchange rate changes	(684)			(684)

Net decrease in cash and cash equivalents during the period	$(2,732)	(38)	—	$(2,770)

Granite REIT      2016    51

17.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

(b)
At March 31, 2016, the Trust's contractual commitments related to construction and development projects amounted to approximately $2.6 million which are expected to be incurred during the remainder of 2016.

(c)
At March 31, 2016, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$455
Later than 1 year and not later than 5 years	483
Later than 5 years	142

$1,080

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $49.6 million.

18.  SUBSEQUENT EVENT

On April 20, 2016, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time over the next 12 months, if considered advisable, up to an aggregate of 3,647,837 of Granite's issued and outstanding stapled units. The NCIB will commence on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Granite will not initiate any purchases under the NCIB until on or after May 9, 2016, when its regular quarterly blackout period will have ended. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 stapled units, subject to certain exceptions.

52    Granite REIT      2016

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Brydon Cruise Trustee Michael Forsayeth Trustee Barry Gilbertson Trustee Gerald Miller Trustee Scott Oran Trustee

Michael Forsayeth
Chief Executive Officer/
Chief Financial Officer
John De Aragon
Chief Operating Officer,
Co-Head Global Real Estate
Lorne Kumer
Executive Vice President,
Co-Head Global Real Estate
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Michael Forsayeth
Chief Executive Officer/
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2015 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

QuickLinks

  Exhibit 99.1
GRANITE ANNOUNCES 2016 FIRST QUARTER RESULTS